JNITED STATES
.ND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
MAR 05 2002
365
WASH, D.C. SECTION

Form 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2002

RADWARE LTD.
(Translation of registrant's name into English)

22 Raoul Wallenberg St., Tel Aviv 69710, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RADWARE LTD.



Date: February 20, 2002

By: ______________________________
Meir Moshe
Chief Financial Officer

FOR IMMEDIATE RELEASE

Editorial Contacts:
Paul Macchia, Radware; 201-512-9771 xt. 236 or paulm@radware.com
Jon Rabinowitz, Radware Ltd.; +972-3-766-8666 or jonr@radware.com
Investor Relations:
Dennis S. Dobson; 203-255-7902 or IR@radware.com

RADWARE OPENS SINGAPORE OFFICE

Radware Expands Presence in South East Asia as Demand Grows for Intelligent Traffic Management Solutions

Singapore, January 7, 2002 — Radware (Nasdaq; RDWR) a global leader of Intelligent Traffic Management (ITM) solutions that bring certainty to dynamic networks, today announced the opening of a new office in Singapore. The latest addition in Radware's global growth expansion adds to its presence in Asia Pacific, where the company already has offices in China, Korea and Australia. Lawrence Ang has been appointed General Manager of the Singapore office.

"Intelligent traffic management solutions are becoming more and more important as more companies in Singapore lay the foundation for global infrastructures. Radware's presence in Singapore will enable us to embrace the growing demand on a local level," said Lawrence Ang, General Manager of Radware Singapore.

Prior to joining Radware, Mr. Ang served as Vice President of Operations for Pacific Technology Pte Ltd. Under his direction, he assisted in transforming the company to a leading regional player in Internet Security solutions.

Radware customers in Singapore already include the Development Bank of Singapore, the Ministry of Defense, General Electric and Sony.

About Radware

Radware's suite of Intelligent Traffic Management (ITM) products are designed to optimize the end user experience by eliminating network uncertainty and downtime. Radware's product line combines proprietary next generation application switching technology and open architecture with the industry's leading proven traffic management software. Radware offers a broad range of customized ITM solutions to corporate enterprises, service providers, and e-commerce businesses through the implementation of one or more award winning ITM solutions, including: Web Server Director, Cache Server Director, FireProof and LinkProof. Radware's Application Switches bring certainty to dynamic networks with products that guarantee the best service from click to content. Get certain with Radware. For more information, please visit us at www.radware.com

###

This press release may contain forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the Internet traffic management industry, changes in demand for Internet traffic management products, the timing and amount or cancellation of orders and other risks detailed from time to time in Radware's filings with the Securities and Exchange Commission, including Radware's Form 20-F.

NEWS

Contacts:

Jeffrey Touzeau
Westcon Group, Inc.
(914) 829-7388
jtouzeau@westcongroup.com

Paul Macchia
Radware, Ltd.
201-512-9771 x236
paulm@radware.com

Jon Rabinowitz
Radware, Ltd.
+ 972-3-766-8666
jonr@radware.com

Radware Investor Relations
Dennis S. Dobson
203-255-7902
IR@radware.com

For Immediate Release

WESTCON TO DISTRIBUTE RADWARE'S INTERNET TRAFFIC MANAGEMENT (ITM) PRODUCTS

– Agreement Offers VARs Scalable IP Load Balancing Capabilities –

TARRYTOWN, NY & MAHWAH, NJ, January 15, 2002 — Westcon, Inc., a channel provider of networking technology products, announced that it has signed a North American distribution agreement with Radware, Inc. (NASDAQ: RDWR), a global leader of Intelligent Traffic Management (ITM) solutions that bring certainty to dynamic networks. Westcon will distribute Radware's entire product line including FireProof, Web Server Director (WSD), LinkProof, Cache Server Director, Peer Director and the CertainT 100 SSL accelerator product lines.

The addition of Radware's product line augments Westcon's security offerings as it enhances the performance of firewalls and networks through intelligent IP load balancing. Radware's FireProof product recently received Check Point's OPSEC® (Open Platform for Security) certification, assuring that FireProof integrates seamlessly with Check Point's VPN-1®/FireWall-1® NG, the industry's most recognized security framework. In addition, *Network Computing* cited FireProof as an Editor's Choice in its Denial of Service (DoS) testing.

"Through our partnership with Radware we further enhance our customers' ability to gain a competitive edge. Our solution providers are looking for products with high integration that offer scalable, value added solutions that complement and enhance existing networks. Radware's Internet Traffic Management (ITM) provides effective load balancing for any network, however large or small," said Anthony Daley, general manager of the Westcon Division. "The result of this is a more secure network environment and better use of server resources, since traffic patterns become more predictable."

"Our choice of Westcon as a distributor was based on their continued success in distributing networking security solutions. Westcon's ability to provide a highly integrated portfolio to customers, combined with their supporting technical expertise, expands our reach into new markets," said Vikram Desai, Chief Operating Officer, Radware. "Westcon is perfectly positioned to help its customers optimize ROI by making security networks work more efficiently with products like FireProof, Web Server Director (WSD) and LinkProof. We also feel that by teaming with Westcon, we will increase our mind share and recognition among the end users and engineers of corporate networks."

Lisa Pettay, president of Galaxy Data, Inc., a Milwaukee, WI-based solution provider focused on network design and implementation, stated, "The partnership between Westcon and Radware means we will be able to leverage Westcon's strengths in many areas including technical support and training, shipping automation, and maintenance tracking with a product line that is providing unique capabilities in the marketplace for building high availability infrastructures."

About Westcon

Westcon, Inc. is a channel provider of networking technology and a division of the global Westcon Group, Inc. The Company offers products and services for connectivity, remote access, Internet and e-business, IP telephony, virtual private networks, videoconferencing, wireless connectivity and network security. Westcon, Inc., is located at 520 White Plains Road, Suite 100, Tarrytown, NY, 10591-5167. Tel.: (914) 829-7170. Fax: (914) 829-7137. Internet: www.westcon.com/online.

About Radware

Radware's suite of Intelligent Traffic Management (ITM) products are designed to optimize the end user experience by eliminating network uncertainty and downtime. Radware's product line combines proprietary next generation application switching technology and open architecture with the industry's leading proven traffic management software. Radware offers a broad range of customized ITM solutions to corporate enterprises, service providers, and e-commerce businesses through the implementation of one or more award winning ITM solutions, including: Web Server Director, Cache Server Director, FireProof Peer Director and LinkProof. Radware's Application Switches bring certainty to dynamic networks with products that guarantee the best service from click to content. Get certain with Radware. For more information, please visit us at www.radware.com

###

This press release may contain forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the Internet traffic management industry, changes in demand for Internet traffic management products, the timing and amount or cancellation of orders and other risks detailed from time to time in Radware's filings with the Securities and Exchange Commission, including Radware's Form 20-F.

Editorial Contacts:
Paul Macchia, Radware; 201-512-9771 xt. 236 or paulm@radware.com
Jon Rabinowitz, Radware Ltd.; +972-3-766-8666 or jonr@radware.com
Aaron Brindle, Incognito Software, Inc.; 604-688-4332, x134 or abrindle@incognito.com
Investor Relations:
Dennis S. Dobson; 203-255-7902 or IR@radware.com

Radware and Incognito Partnership Delivers High Availability and Bullet-proof DNS Server Infrastructures

Alliance Forged In Response To Demand For Improved Network Security

MAHWAH, NJ, January 22, 2002 – Radware (Nasdaq; RDWR), a global leader in Intelligent Traffic Management (ITM) solutions that bring certainty to dynamic networks and Incognito Software, a leading developer of IP and DNS software, today announced a technology partnership designed to seamlessly deliver security and high availability to the most vulnerable component of most large enterprise and ISP networks - the Domain Name Server (DNS).

Nearly every online function - from emailing, purchasing, to simply typing in a Web address in a browser - requires a functioning DNS. Although the backbone of the Internet contains a hierarchy of thousands of DNS servers, the DNS server represents the Internet's single largest security risk.

Through combining Incognito's DNS Commander with the advanced health monitoring and traffic redirection offered by Radware, IT administrators ensure their users secure, reliable and continuous DNS service. With DNS Commander and Radware's Web Server Director (WSD-NP), administrators are able to set up a secure, managed and high-performance DNS service. When a DNS server does go down, DNS timeouts are avoided by routing all related queries to the most available and closest DNS server.

"Radware is pleased to extend its leadership in delivering intelligent Application Switching to every component of network's infrastructure," said Arik Ziv, Vice President Business Development, Radware. "Our partnership with Incognito reassures network administrators that their DNS resources are secure and optimized, and that customers receive high performance and continuous service."

In addition to DNS Commander's numerous inherent security features, all DNS Commander servers will be further protected from over 450 types of malicious attacks through the use of Radware's SynApps module.

"It's unfortunately widely known that DNS health on a global scale is poor," states Cricket Liu, DNS specialist and author of the O'Reilly & Associates' Nutshell Handbook *DNS and BIND*, "Anyone doing business on the Internet needs to take DNS outages seriously."

"As developers of an impenetrable and proprietary DNS, Incognito is pleased to have implemented Radware's award winning Application Switch technology supporting this critical network function," said Patricia Steadman, CEO and co-founder of Incognito Software. "The security and stability of the DNS server is crucial for any business with an online presence. Incognito, together with Radware, aims to protect this essential service, delivering to our customers bullet-proof DNS management."

About Radware

Radware's suite of Intelligent Traffic Management (ITM) products are designed to optimize the end user experience by eliminating network uncertainty and downtime. Radware's product line combines proprietary next generation application switching technology and open architecture with the industry's leading proven traffic management software. Radware offers a broad range of customized ITM solutions to corporate enterprises, service providers, and e-commerce businesses through the implementation of one or more award winning ITM solutions, including: Web Server Director, Cache Server Director, FireProof, Peer Director and LinkProof. Radware's Application Switches bring certainty to dynamic networks with products that guarantee the best service from click to content. Get certain with Radware. For more information, please visit us at www.radware.com

About Incognito Software Inc.

Founded in 1992, Incognito Software is a leading developer of sophisticated IP and DNS software. Incognito's DNS Commander solutions provide multi-platform, scalable DNS servers that offer a more manageable and secure alternative to BIND. Incognito's IP Commander solutions are designed for the self-installation of devices such as cable and DSL modems, providing auto-configuration capabilities to broadband service providers. Today, Incognito's award-winning IP and DNS management product line provides Fortune 1000 companies, hosts, and broadband service providers with powerful and secure infrastructure management solutions.

This press release may contain forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the Internet traffic management industry, changes in demand for Internet traffic management products, the timing and amount or cancellation of orders and other risks detailed from time to time in Radware's filings with the Securities and Exchange Commission, including Radware's Form 20-F.

FOR IMMEDIATE RELEASE

Editorial Contacts:
Paul Macchia, Radware; 201-512-9771 xt. 236 or paulm@radware.com
Jon Rabinowitz, Radware Ltd.; +972-3-766-8666 or jonr@radware.com
Investor Relations:
Dennis S. Dobson; 203-255-7902 or IR@radware.com

Radware Provides Traffic Management Solutions to Leading German Service Provider

Radware's Web Server Director Ensures High Availability for STAR 21 NETWORKS AG Data Center

Munich, Germany, January 22, 2002 - Radware (Nasdaq: RDWR), a global leader of Intelligent Traffic Management (ITM) solutions that bring certainty to dynamic networks, is pleased to announce that they have implemented their award winning Web Server Director (WSD) to the server farm at STAR 21 Operations GmbH.

STAR21 was looking for a traffic management solution that provided dynamic load balancing capabilities for incoming requests to the eleven Citrix XP terminal servers. They were also looking for a solution that would completely eliminate single-points-of-failure on their network with a flexible and scalable solution enabling for the growth of the server farm.

The redundant deployment of Radware's WSD Application Switch results in optimal performance of STAR 21's complete server farm that holds all mission critical data of the STAR 21 Group. Additionally it ensures highest availability and security for the existing company network.

"The implementation of our WSD on our Application Switch platform ensures that server farms are always optimized and available. This removes the cost of downtime that afflicts so many companies today," Alfred Bettheil, Regional Sales Manager at Radware. "WSD intelligently load balances and directs IP traffic to server farms, eliminating bottlenecks and single points of failure, ensuring that server farms are always available and optimized. Users benefit from the best performing and quickest server traffic manager service available today."

The Radware solution is a combination of the latest multi-layer switching technology and architecture with Radware's industry proven traffic management software that may be implemented on any type of operating system. It ensures a heterogeneous server environment and unlimited scalability.

About Radware

Radware's suite of Intelligent Traffic Management (ITM) products are designed to optimize the end user experience by eliminating network uncertainty and downtime. Radware's product line combines proprietary next generation application switching technology and open architecture with the industry's leading proven traffic management software. Radware offers a broad range of customized ITM solutions to corporate enterprises, service providers, and e-commerce businesses through the implementation of one or more award winning ITM solutions, including: Web Server Director, Cache Server Director, FireProof and LinkProof. Radware's Application Switches bring certainty to dynamic networks with products that guarantee the best service from click to content. Get certain with Radware. For more information, please visit us at www.radware.com

About STAR 21

STAR 21 NETWORKS Aktiengesellschaft aims to become one of the leading providers of broadband services for the high-speed transmission of data, and a specialist for voice, Internet and application services. The company channels its services primarily through its proprietary radio broadband network. Together with its subsidiaries inm-numerical magic gesellschaft für neue medien mbh and STAR 21 SOLUTIONS GmbH, the STAR 21 group of companies offers innovative solutions for applications on the World Wide Web. inm-magic designs and implements applications and solutions for the Intranet, Extranet and Internet, whilst STAR 21 SOLUTIONS GmbH provides an enterprise portal on a rental basis that incorporates such services as conferencing, virtual work environments for multi-location task forces, and a professional messaging system. The European operations of the STAR 21 group currently focus on Switzerland, Austria, Spain and the Czech Republic.

###

This press release may contain forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the Internet traffic management industry, changes in demand for Internet traffic management products, the timing and amount or cancellation of orders and other risks detailed from time to time in Radware's filings with the Securities and Exchange Commission, including Radware's Form 20-F.

Dennis S. Dobson, Inc.

Dennis S. Dobson, CEO
Financial Public Relations
1522 Mill Plain Road
Fairfield, CT 06430

Global Financial Public Relations For Technology Companies

Telephone 203-255-7902

Fax 203-255-7961
E-Mail Address-IR@radware.com

FOR IMMEDIATE RELEASE

Contact: Meir Moshe, Chief Financial Officer, Radware Ltd.
011-972-3766-8610
Dennis S. Dobson, for Radware Ltd.
(203) 255-7902

RADWARE LTD. ANNOUNCES FOURTH QUARTER RESULTS IN LINE WITH MANAGEMENT GUIDANCE

*Quarterly revenues of $9.4 million, 16% sequential quarterly growth
*Annual revenues of $43.3 million, up 13% from 2000
*Quarterly pro forma net loss of $0.12 per share

Tel Aviv, Israel, January 30, 2002— Radware (Nasdaq: RDWR), a global leader of Intelligent Traffic Management (ITM) solutions that bring certainty to dynamic networks, today reported revenues of $9.4 million for the fourth quarter of 2001, in line with guidance previously provided by management and representing a 16% sequential growth over the third quarter of 2001. Annual revenues for the year 2001 increased by 13% to $43.3 million compared with revenues of $38.4 million during the year 2000.

Proforma Net loss for the fourth quarter of fiscal year 2001 was $1.97 million or $0.12 per diluted share. Proforma net loss excludes a one-time amortization in respect of the company's investment in the convertible debentures of WydeBand Inc., as result of a delay by WydeBand Inc. achieving certain planned milestones. Net loss for the fourth quarter of 2001 including this one time amortization is $8.3 million or $0.50 per diluted share.

Cash flow from operations for the quarter was positive at $1.3 million, increasing the Company's cash balance to $126 million. DSOs for the quarter decreased to 77 days, as compared to DSOs of 113 days in the third quarter of 2001.

"Overall, 2001 was a good year for Radware," said Roy Zisapel, President and CEO of Radware. "We are pleased with our ability to increase revenues by 13% in a challenging market, as many in our industry experienced declining revenues. We believe our ability to gain market share demonstrates our continuous technological leadership in the market. This is the third year in a row that we have increased our market share and we believe we'll continue to do so."

Remarking on the Company's fourth quarter performance, Zisapel noted the significant improvement in all the Company's business parameters including revenues, earnings, cash flow, DSOs and inventory levels.

"In addition we continued to execute in this quarter on the product development front with the release of Peer Director - the industry's first Internet route traffic management solution. Radware remains focused on expanding its product portfolio and increasing its market share by providing the industry with the most powerful intelligent Application Switching products. We also announced a higher end version for our SSL accelerator CertainT 100 allowing our customers to produce over 20,000 SSL transactions per second, the fastest in the industry. We believe that the CertainT 100 product will positively contribute to our future growth."

"We are particularly proud of our latest win in a head to head test with our FireProof product, receiving the Editor's Choice Award by Network Computing Magazine. Radware's FireProof was selected as the best security traffic manager highlighting our rich feature set and our application switch platform."

"We believe that all of our strengths - our technological leadership, broad product offering, diverse customer base, and the wide geographic spread of our sales - will continue to assist us next year to continue to gain market share."

The Company projects revenues of $9.5 million to $10 million for the first quarter of 2002 and expects to report a loss of $0.10 per share.

During the quarter ended December 31, 2001, Radware released the following additional significant announcements:

- Radware Names Vikram Desai as Chief Operating Officer
- Radware's FireProof fully supports Microsoft ISA Server
- Radware Achieves OPSEC Certification for Check Point Next Generation
- Radware to Deliver Accelerated Performance for Oracle9i Application Server Deployments
- Radware Reveals Its 7 Gigabit Application Switch II Platform
- Radware Announces the Latest Version Of Its Award-Winning Web Server Director
- Computershare Selects Radware for Intelligent Traffic Management Across Australian, UK and US Sites

Company management will host a quarterly investor conference call at 8:45 AM EST on January 30, 2002. The call will focus on financial results for the quarter and of the year ended December 31, 2001, and certain other matters related to the Company's business.

The conference call will be webcast on January 30, 2002 at 8:45 AM (EST)

In the "listen only" mode via the Internet at
www.radware.com/content/about/investor.htm

About Radware

Radware's suite of Intelligent Traffic Management (ITM) products are designed to optimize the end user experience by eliminating network uncertainty and downtime. Radware's product line combines proprietary next generation application switching technology and open architecture with the industry's leading proven traffic management software. Radware offers a broad range of customized ITM solutions to corporate enterprises, service providers, and e-commerce businesses through the implementation of one or more award winning ITM solutions, including: Web Server Director, Cache Server Director, FireProof and LinkProof. Radware's Application Switches bring certainty to dynamic networks with products that guarantee the best service from click to content. Get certain with Radware. For more information, please visit us at www.radware.com

###

This press release contains forward-looking statements, including in particular our statements with respect to future results of operations and market share. Such statements involve various risks that may cause actual results to differ materially. These risks and uncertainties include, but are not limited to: market demand for the company's products, successful implementation of the company's products, economic and competitive factors, international market conditions, technological developments, the ability to finance operations and other factors which are detailed in the company's SEC filings.

Consolidated Balance Sheets
(U.S. Dollars In thousands)

	December 31, 2000	December 31, 2001
Current assets		
Cash and cash equivalents	4,501	340
Short Term bank deposits and debentures	126,323	125,340
Trade receivables, net	9,254	7,868
Other receivables and prepaid expenses	1,613	1,174
Inventories	4,174	4,781
	145,865	139,503
Investment	721	-
Property and equipment, net	2,788	4,037
Deposit with insurance companies	676	882
Security deposit	45	39
Total assets	150,095	144,461
Current liabilities		
Trade payables	6,677	2,541
Other payables and accrued expenses	6,770	12,051
	13,447	14,592
Accrued severance pay	672	930
Minority's interest	45	1
Total liabilities	14,164	15,523
Shareholders' equity		
Share capital	401	413
Additional paid-in capital	131,541	131,615
Deferred compensation	(892)	(394)
Accumulated earnings	4,881	(2,696)
Total shareholders' equity	135,931	128,938
Total liabilities and shareholders' equity	150,095	144,461

1

Consolidated Statements Of Operations
(U.S. Dollars In thousands)

	For the Three months ended December 31, 2001	For the Three months ended December 31, 2000	For the year ended December 31, 2001	For the year ended December 31, 2000
Sales	9,403	12,263	43,327	38,353
Cost of sales	1,734	1,963	7,709	6,123
Gross profit	7,669	10,300	35,618	32,230
Research & Development, net	2,140	1,824	8,293	5,465
Sales & Marketing	7,501	7,425	29,986	24,622
General & Administrative	984	919	4,543	3,127
Total operation expenses	10,625	10,168	42,822	33,214
Operating profit (loss)	(2,956)	132	(7,204)	(984)
Financial income, net	936	2,133	6,312	7,434
	(2,020)	2,265	(892)	6,450
Amortization in respect of an investment	(6,333)	-	(6,333)	-
Income (loss) before taxes on income	(8,353)	2,265	(7,225)	6,450
Taxes on income	-	(204)	(389)	(387)
Minority's interest	51	23	37	23
Net income (loss)	(8,302)	2,084	(7,577)	6,086
Basic net income (loss) per share	$ (0.50)	$ 0.13	$ (0.46)	$ 0.38
Weighted Average shares used to compute Basic net income (loss) per share	16,557,126	16,176,760	16,422,971	15,874,172
Diluted net income (loss) per share	$ (0.50)	$ 0.12	$ (0.46)	$ 0.35
Weighted Average shares used to compute Diluted net income (loss) per share	16,557,126	17,669,338	16,422,971	17,602,005

17

Proforma results:

Net income (loss) (*)	(1,969)	2,084	(1,244)	6,086
Basic net income (loss) per share	$ (0.12)	$ 0.13	$ (0.08)	$ 0.38
Weighted Average shares used to compute Basic net income (loss) per share	16,557,126	16,176,760	16,422,971	15,874,172
Diluted net income (loss) per share	$ (0.12)	$ 0.12	$ (0.08)	$ 0.35
Weighted Average shares used to compute Diluted net income (loss) per share	16,557,126	17,669,338	16,422,971	17,602,005

(*) Proforma net income (loss) excludes the following one-time item:

Amortization in respect of an investment	(6,333)	-	(6,333)	-